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03050012

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Reef Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 16 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4331 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/14/03

UNITED REEF LIMITED
FILE NO. 82-4331

03 APR -7 AM 7:21

UNITED REEF LIMITED



SEC MAIL
WASH. D.C.

AR/S
11/30/02

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2002

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

Management's Responsibility for Financial Information

The report to shareholders and financial statements have been prepared by management. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where necessary, reflect management's best estimates and judgements. Management acknowledges responsibility for the fairness, integrity and objectivity of all information contained in the annual report including the financial statements.

Management is also responsible for the maintenance of financial and operating systems, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.



Michael D. Coulter
President

AUDITOR'S REPORT
To the Shareholders of
UNITED REEF LIMITED

We have audited the balance sheet of UNITED REEF LIMITED as at November 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
December 5, 2002

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

November 30,	2002	2001
ASSETS		
Current		
Cash	$ 22,048	$ 44,749
Prepaid expenses and sundry receivables	6,177	14,250
	28,225	58,999
Investment in AXMIN Inc. (Note 3)	98,123	72,483
Investment in exploration properties (Note 4)	27,175	1,957
Investment in marketable securities	-	8,379
	$ 153,523	$ 141,818
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 36,350	$ 156,399
Loan payable to a related party (Note 5)	25,040	-
Due to a related party (Note 6)	16,359	212,541
	77,749	368,940
SHAREHOLDERS' EQUITY		
Capital Stock (Note 7(b))	17,127,558	17,127,558
Shares to be issued (Note 7(c))	326,025	-
Deficit	(17,377,809)	(17,354,680)
	75,774	(227,122)
	$ 153,523	$ 141,818

See accompanying notes to the financial statements.

Approved on behalf of the Board



Michael D. Coulter
Director



Mousseau Tremblay
Director

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)

For the years ended November 30,	2002	2001
Revenue	$ -	$ -
Expenses		
Administration	$ 87,545	$ 66,812
Loss before the following	(87,545)	(66,812)
Write down of exploration and research expenditures	(17,143)	(16,307)
Gain (loss) on sale of marketable securities	46,954	(15,981)
Central African Republic recoveries, net	23,055	66,948
Gain on settlement of debt	11,550	-
Sale of Central African Republic subsidiary	-	40,000
Gain on sale of mining claims	-	20,000
Net income (loss) for the year	(23,129)	27,848
DEFICIT, beginning of year	(17,354,680)	(17,382,528)
DEFICIT, end of year	$ (17,377,809)	$ (17,354,680)
Income (loss) per share for the year (Note 7(e))	$ (0.00)	$ 0.00

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)

For the years ended November 30,	2002	2001
Operating activities		
Net income (loss) for the period	$ (23,129)	$ 27,848
Recoveries of Central African Republic expenditures, net	(23,055)	-
Write down of exploration expenditures	105	16,307
Write down of marketable securities	-	11,621
Write down of research costs, exploration	17,037	
Gain on settlement of debt	(11,550)	
Gain on sale of mining equipment	-	(66,948)
Gain on sale of Central African Republic subisidary	-	(40,000)
Gain on sale of mining claims	-	(20,000)
(Gain) loss on sale of marketable securities	(46,954)	4,360
	(87,546)	(66,812)
Non-cash items:		
Prepaid and sundry receivables	8,073	16,550
Accounts payable and accrued liabilities	(108,499)	6,683
	(187,972)	(43,579)
Investing activities		
Proceeds on sale of marketable secrities	55,333	35,640
Net proceeds on sale of mining equipment	50,000	66,948
Expenditures on resource properties	(69,305)	(8,260)
Decrease in investment in AXMIN Inc.	(25,640)	-
	10,388	94,328
Financing activities		
Shares to be issued	326,025	-
Increase (decrease) in loan payable to a related party	25,040	(21,267)
Increase (decrease) in amounts due to a related party	(196,182)	10,272
	154,883	(10,995)
Change in cash	(22,701)	39,754
CASH, beginning of year	44,749	4,995
CASH, end of year	$ 22,048	$ 44,749

See accompanying notes to the financial statements.

UNITED REEF LIMITED

Notes to the Financial Statements

November 30, 2002

1. **Nature of Operations**

United Reef Limited (the "Corporation") is a mineral exploration company which has been inactive in recent years. Management is currently taking steps to reactivate the Corporation in the mineral exploration sector. See note 4.

2. **Summary of Significant Accounting Policies**

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Exploration properties

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amount shown for non-producing resource properties do not necessarily reflect present or future values.

Reclamation costs

Expenditures relating to on-going environmental and reclamation programs on properties under development are treated as part of the corresponding exploration and development costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Basis of Presentation

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Corporation's ability to settle its debt and obtain financing in order to continue its operations. Management is of the opinion that suitable exploration targets will be identified and that external financing will be obtained to meet the Corporation's liabilities and commitments as they become due.

Investments

Long-term investments are recorded at cost less any provision for an other than temporary decline in market value.

3. Investment in AXMIN Inc. (formerly Asquith Resources Inc.) ("AXMIN")

At November 30, 2002, the Corporation held 1,104,054 (2001 – 1,208,054) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $0.21 on November 28, 2002, the date the shares last traded prior to the Corporation's year end. Due to the number of shares of AXMIN held by the Corporation, the market value of AXMIN's shares may or may not represent the future value.

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Corporation holds a 2% net smelter royalty on the CAR project.

4. Investment in exploration properties

The Corporation holds a 100% interest in 12 patented mining claims (the "Claims") located in Foy Township, Sudbury Mining Division, Ontario. In November, 2000 the Corporation granted an option to Crowflight Minerals Inc. ("Crowflight") to acquire a 50% interest in the Claims. In order to acquire the 50% interest Crowflight was required to make certain cash payments, issue up to 250,000 of its common shares over a number of years and expend a total of $550,000 on the Claims over five years. Crowflight had been in default under the terms of the option since November, 2001. In September, 2002 the Corporation gave notice to Crowflight and terminated their option.

In September, 2002, the Corporation retained the services of an independent mining and geological consulting firm to prepare a Geological Evaluation Report to confirm that the Nickel Offsets Property in Foy Township is meritorious of additional exploration expenditures to assess the potential for Platinum Group Elements and associated nickel and copper mineralization and to provide recommendations for an exploration program. The consultant's report was received in early November and recommends an initial program budgeted at approximately $240,000. The Corporation plans to fund the recommended exploration program through an offering of the Corporation's shares. See note 7(c).

5. Loan payable to a related party

During 2002, a director of the Corporation made a loan to the Corporation in the amount of US$16,000 (Cdn$25,040). The loan is non-interest bearing and has no specific terms of repayment.

6. Due to a related party

During the year, the Corporation incurred expenses in the amount of $36,923 (2001 - $30,228) for rent, accounting, secretarial and administrative services provided by a company whose shareholders are the President and Secretary of the Corporation. The

Corporation was indebted to this company for $16,359 (2001 - $212,541) at year-end. See note 7(c).

7. **Capital Stock**

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued and Outstanding Shares*:

Common shares	Shares	Amount
Balance at November 30, 2001 and 2002	39,262,203	$ 17,127,558

(c) *Shares to be Issued:*

During November, 2002, the Corporation began negotiations to undertake an offering (the "Offering") of up to 8,000,000 units of the Corporation at a price of $0.10 per unit, each unit being comprised of one common share and one-half of one common share purchase warrant exercisable at a price of $0.20 for 18 months (the "Units"). Messrs. Becker-Fluegel and Tremblay, directors of the Corporation, subscribed for 345,000 Units and 330,000 Units, respectively, under the Offering. Their aggregate cash subscriptions of $67,500 were received prior to the year end.

At November 30, 2002, the Corporation had entered into agreements to settle an aggregate of $258,525 in debt (the "Debt Settlements") through the issuance by the Corporation of 2,585,250 Units (these Units are included in the 8,000,000 Units referred to above) to certain of its creditors on the same terms as the Offering. Included in this amount was $75,000 owed to M.D. Coulter & Associates Inc. ("MDC") (see note 6) in respect of rent, administrative, accounting and secretarial services provided to the Corporation and disbursements in respect of such services by MDC.

On November 28, 2002, the Corporation entered into an agreement with MDC to settle $100,000 of debt owed to MDC. The agreement provided that MDC would accept 750,000 Units of the Corporation, which sum is included in the Debt Settlements referred to above, and the Corporation agreed to transfer to MDC 100,000 shares of AXMIN Inc. owned by the Corporation at a price of $0.25 per share to settle $25,000 of debt. MDC also advised the Corporation that it had sold $100,000 of the debt owed to MDC by the Corporation to an arm's length party at its face value. The arm's length party entered into an agreement with the Corporation to settle this debt by the issuance of 1,000,000 Units. This sum is also included in the Debt Settlements referred to above.

The Corporation anticipates that the Units subscribed for under the Offering and Debt Settlements will be closed in tranches.

(d) *Common Share Purchase Options:*

The Corporation has an incentive stock option plan which governs the granting and exercise of options issued to directors, officers and employees of the Corporation. There were no stock options outstanding pursuant to the plan during 2001 or 2002.

(e) *Net Income (Loss) Per Share*

Net income (loss) per share is calculated using the weighted average number of shares outstanding during the period which was 39,262,203 shares (2001 - 39,262,203).

8. Income Taxes

The major components of the future tax assets and liabilities classified by the source of temporary differences that gave rise to the benefit are as follows.

	2002	2001
Assets		
Net operating losses (expiring 2003-2008)	$ 805,000	$1,099,000
Net capital loses (unlimited)	2,290,000	1,552,000
Canadian exploration and development expenses	364,000	341,000
Foreign exploration and development expenses	409,000	420,000
Total	3,868,000	3,412,000
Valuation allowances	(3,868,000)	(3,412,000)
	$ -	$ -

In assessing the reliazability of the future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the corporation will not realize the benefits of these deductible differences at November 30, 2002.

As at the year-end, the Corporation had the following approximate tax loss carryforwards available, to the extent permitted by tax regulations, to reduce future income taxes:

(a) *Non-Capital Losses*
The Corporation has non-capital losses carried forward of approximately $1,611,000 available, for income tax purposes, to reduce future years' taxable income. These losses expire in the years 2003 to 2008.

(b) Net Capital Losses

The Corporation has net capital losses carried forward of approximately $4,579,000 available indefinitely, for income tax purposes, to reduce future years' taxable capital gains.

(c) Canadian Exploration and Development Expenses

The Corporation has Canadian Exploration and Development expenses of approximately $727,000 available, for income tax purposes, to reduce future income from resource properties.

(d) Foreign Exploration and Development Expenses

The Corporation has Foreign Exploration and Development expenses of approximately $818,000 available, for income tax purposes, to reduce future foreign income from resource properties.

9. **Financial Instruments**

The carrying amounts reflected in the balance sheets for sundry receivable, accounts payable and accrued liabilities approximates the fair values due to the short maturities of these instruments.



UNITED REEF LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD JANUARY 17, 2003

AND

MANAGEMENT INFORMATION CIRCULAR

DECEMBER 16, 2002

UNITED REEF LIMITED
15 Toronto Street, Suite 600
Toronto, Ontario
M5C 2E3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "**Meeting**") of shareholders of United Reef Limited (the "**Corporation**") will be held at the Cambridge Suites Hotel, Richmond Room, 2nd Floor, 15 Richmond Street East, Toronto, Ontario, on Friday, the 17th day of January, 2003, at 11:00 am (Toronto time), for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the financial years ended November 30, 2001, and November 30, 2002, together with the auditors' reports thereon;

2. To elect directors of the Corporation;

3. To reappoint Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

4. To consider and, if thought advisable, to pass an ordinary resolution approving the establishment of a new stock option plan; and

5. To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "**Circular**") accompanying and forming part of this Notice.

The audited financial statements of the Corporation for the financial year ended November 30, 2001, together with the auditors' report thereon, were mailed to shareholders of the Corporation on or about April 22, 2002. The audited financial statements of the Corporation for the financial year ended November 30, 2002, together with the auditors' report thereon are enclosed with this Notice.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3.

DATED at Toronto, Ontario this 16th day of December, 2002.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Secretary

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 16th day of January, 2003, before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

UNITED REEF LIMITED

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of United Reef Limited (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SREVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 16TH DAY OF JANUARY, 2003.**

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at 15 Toronto Street, Suite 600, Toronto, Ontario, M5C 2E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares of the Corporation in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

ADVICE TO BENEFICIAL HOLDERS OF THE COMMON SHARES OF THE CORPORATION

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold common shares of the Corporation in their own names. Shareholders who do not hold their common shares of the Corporation in their own names (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares of the Corporation can be recognized and acted upon at the Meeting. If the common shares of the Corporation are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares of the Corporation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares of the Corporation are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares of the Corporation are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. **A Beneficial Shareholder of the Corporation receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares of the Corporation directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares of the Corporation voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares of the Corporation registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares of the Corporation in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares of the Corporation as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares. As of the date of this Circular, an aggregate of 39,262,203 common shares of the Corporation are issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation.

All shareholders of record at the close of business on December 17, 2002, will be entitled either to attend and vote at the Meeting in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the common shares held by them. However, if a holder of common shares of the Corporation has transferred any common shares of the Corporation after December 17, 2002, and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

As of the date of this Circular, the Corporation has agreed to issue 3,260,250 units of the Corporation, each unit consisting of one common share and one-half of one common share purchase warrant. These units may be issued prior to the Meeting. See Election of Directors, Notes 4 and 5.

As of the date of this Circular, to the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than eleven (11) directors and not less than three (3) directors to be elected annually. The Corporation currently has five (5) directors and the board of directors has determined that five (5) directors will be elected at the Meeting. **Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below.** Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which he exercises control or direction as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Owned, Controlled or Directed[1]
R. Baxter-Brown Director Johannesburg, SA	Independent mining consultant	May 19, 1994	Nil

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Owned, Controlled or Directed[1]
Herman Becker-Fluegel[2] Director Staten Island, New York	Chief Executive Officer of Great Horn, Inc. (a management and investment company)	July 4, 1985	44,001[3] [4]
Michael D. Coulter[2] Chief Executive Officer President and a director Toronto, Ontario	President of M.D. Coulter & Associates Inc. (a corporate management consulting company)	May 19, 1994	525,500[5]
Michael Pickens Director Lakefield, Ontario	Geological Consultant	May 11, 1999	Nil
Mousseau Tremblay[2] Chairman and a director Cornwall, Ontario	Independent mining consultant	Sept. 4, 1992	511,150[4]

(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2) Member of the audit committee of the board of directors of the Corporation.

(3) Mr. Becker-Fluegel is Chairman, Chief Executive Officer and a director of Great Horn, Inc. and owns 359,032 common shares of Great Horn, Inc., representing approximately 15% of its outstanding common shares. Great Horn, Inc. owns 3,876,729 common shares of the Corporation.

(4) During November, 2002, the Corporation began negotiations to undertake an offering (the "Offering") of up to 8,000,000 units of the Corporation at a price of $0.10 per unit, each unit being comprised of one common share and one-half of one common share purchase warrant exercisable at a price of $0.20 for 18 months (the "Units"). Messrs. Becker-Fluegel and Tremblay, directors of the Corporation, subscribed for 345,000 Units and 330,000 Units, respectively, under the Offering. Their aggregate cash subscriptions of $67,500 were received prior to the year end but, as of the date of this Circular, the Units have not been issued.

(5) See Statement of Executive Compensation – Summary Compensation Table, Note 1 below.

APPOINTMENT OF AUDITORS

Kraft, Berger, Grill, Schwartz, Cohen & March LLP ("Kraft, Berger"), Chartered Accountants, are the current auditors of the Corporation and have been the auditors of the Corporation since December 31, 1990. Shareholders of the Corporation will be asked at the Meeting to reappoint Kraft, Berger as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. **Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Kraft, Berger as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.**

STATEMENT OF EXECUTIVE COMPENSATION

Ontario securities law requires that a "Statement of Executive Compensation", in accordance with Form 40 to the Regulation to the *Securities Act* (Ontario), be included in this Circular. Form 40 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The only executive officer of the Corporation for whom disclosure is required under Form 40 is Mr. Michael D. Coulter, the Chief Executive Officer and President of the Corporation. The following addresses the applicable items identified in Form 40.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of Mr. Coulter for the financial years ended November 30, 2002, November 30, 2001 and November 30, 2000.

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)	All Other Compensation(1)(2)
Michael D. Coulter President	2002	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil

(1) During the financial years ended November 30, 2002, November 30, 2001 and November 30, 2000, the Corporation paid or accrued as payable to M.D. Coulter & Associates Inc. ("MDC"), a corporation wholly-owned by Mr. Coulter and the Secretary of the Corporation, approximately $36,923, $30,228 and $43,033, respectively, for administrative, accounting, rent and secretarial services provided to the Corporation by MDC.

At November 30, 2002, the Corporation had entered into agreements to settle an aggregate of $258,525 in debt (the "Debt Settlements") through the issuance by the Corporation of 2,585,250 Units (these Units are included in the 8,000,000 Units referred to in Election of Directors, Note 4 above) to certain of its creditors on the same terms as the Offering. Included in this amount was $75,000 owed to MDC in respect of the services mentioned above.

On November 28, 2002, the Corporation entered into an agreement with MDC to settle $100,000 of debt owed to MDC. The agreement provided that MDC would accept 750,000 Units of the Corporation, which sum is included in the Debt Settlements referred to above, and the Corporation agreed to transfer to MDC 100,000 shares of AXMIN Inc. owned by the Corporation at a price of $0.25 per share to settle $25,000 of debt. MDC also advised the Corporation that it had sold $100,000 of the debt owed to MDC by the Corporation to an arm's length party at its face value. The arm's length party entered into an agreement with the Corporation to settle this debt by the issuance of 1,000,000 Units. This sum is also included in the Debt Settlements referred to above. As of the date of this Circular, none of the Units have been issued.

(2) MDC has waived any entitlement it had to recover fees for management services provided by Mr. Coulter to the Corporation between March, 1999 and August 31, 2002. The directors of the Corporation have agreed with MDC to reinstate a management fee for Mr. Coulter's services as soon as the Corporation is financially able to do so.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan within the meaning of Form 40 (the definition of "long-term incentive plan" contained in Form 40 expressly excludes a stock option plan) during the financial year ended November 30, 2002.

Stock Options

No stock options of the Corporation were granted to or exercised by Mr. Coulter during the financial year ended November 30, 2002. No stock options of the Corporation were held by Mr. Coulter as at November 30, 2002.

Employment Contracts

There is no employment contract between the Corporation and Mr. Coulter. As well, there is no compensatory plan or arrangement with respect to Mr. Coulter which results or will result from the resignation or retirement of Mr. Coulter or any other termination of Mr. Coulter's involvement with the Corporation, or from a change of control of the Corporation or a change in Mr. Coulter's responsibilities following a change of control.

Compensation of Directors

Other than as described above in note 1 to the Summary Compensation Table, no directors of the Corporation were compensated by the Corporation during the financial year ended November 30, 2002, for their services in their capacity as directors or for services as consultants or experts.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the financial year ended November 30, 2002, together with the auditors' report thereon, are enclosed herewith. The audited financial statements of the Corporation for the year ended November 30, 2001, were mailed to shareholders of the Corporation on or about April 22, 2002. The directors will place before the Meeting the said audited financial statements and auditors' reports.

NEW STOCK OPTION PLAN

The Corporation currently has a stock option plan which was established in 1995 (the "Old Plan"). There are currently no stock options outstanding under the Old Plan. Shareholders of the Corporation will be asked at the Meeting to approve the establishment of a new stock option plan (the "2003 Stock Option Plan") for the Corporation. Upon the establishment of the 2003 Stock Option Plan, no additional stock options will be granted under the Old Plan and the Old Plan will terminate.

A copy of the resolution to approve the 2003 Stock Option Plan and the form of the 2003 Stock Option Plan are attached to this Circular as Schedule "A". To be effective, this resolution must be passed by at least a majority of the votes cast at the Meeting in respect thereof, excluding votes attaching to the common shares of the Corporation beneficially owned by the proposed directors and senior officers of the Corporation and associates of such directors and senior officers. **The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution.**

The salient features of the 2003 Stock Option Plan are as follows:

(a) stock options may be granted by the board of directors of the Corporation (the "Board") to directors, officers and employees of the Corporation or its subsidiaries and to persons or corporations who provide consulting services to the Corporation or its subsidiaries on an on-going basis;

(b) the number of common shares of the Corporation (the "Shares") reserved from time to time for issuance to optionees pursuant to stock options under the 2003 Stock Option Plan shall not exceed 4,000,000 common shares.

(c) the exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" shall mean the last closing price of the Shares on the TSX Venture Exchange prior to the date the stock option is granted; provided that in the event the Shares are not listed on the TSX Venture Exchange but are listed on another stock exchange or stock exchanges, the foregoing reference to the TSX Venture Exchange shall be deemed to be a reference to such other stock exchange, or if more than one, to such one as shall be designated by the Board, and to the extent that the Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board, in good faith;

(d) at no time shall (i) the number of Shares reserved for issuance pursuant to stock options granted to any one optionee exceed 5% of the outstanding Shares, (ii) the number of Shares issued pursuant to stock options to any one optionee, within a one-year period, exceed 5% of the outstanding Shares, (iii) the aggregate number of stock options granted to consultants exceed 2% of the outstanding Shares; or (iv) the aggregate number of stock options granted to persons employed in investor relations activities exceed 2% of the outstanding Shares without the express consent of the TSX Venture Exchange;

(e) all stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise, a stock option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Corporation or a subsidiary of the Corporation, as the case may be;

(f) unless otherwise determined by the Board at the time of the granting of the stock options, 1/4 of any stock options granted pursuant to the 2003 Stock Option Plan will vest immediately on their date of grant and another 1/4 of such stock options will vest on each of the 6 month, 12 month and 18 month anniversaries of the grant date; and

(g) except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation or associate or affiliate of any such director or officer is, or at any time during the Corporation's financial year ended November 30, 2002, has been indebted to the Corporation or any subsidiary of the Corporation. As well, no such director, officer or associate or affiliate thereof has any indebtedness to another entity that is, or at any time during the said financial year has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any subsidiary of the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Corporation or person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding common shares of the Corporation, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction completed since the commencement of the Corporation's financial year ended November 30, 2002, or in any proposed transaction that has materially affected or would materially affect the Corporation.

DIRECTORS' APPROVAL

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation. Unless otherwise specified, information contained in this Circular is given as of December 16, 2002.

DATED at Toronto this 16th day of December, 2002.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Secretary

SCHEDULE "A"

APPROVAL OF 2003 STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. the establishment of a stock option plan for the Corporation substantially in the form annexed hereto, and the granting of stock options from time to time pursuant thereto, be and are hereby approved; and

2. any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution.

UNITED REEF LIMITED

2003 Stock Option Plan

The board of directors of United Reef Limited (the "Corporation") wishes to establish a stock option plan (the "Plan") governing the issuance of stock options (the "Stock Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries. Capitalized terms, not otherwise defined herein, have the meanings ascribed thereto in the TSX Venture Exchange Corporate Finance Manual.

The terms and conditions of the Plan for issuance of Stock Options are as follows:

1. **Purposes**

The principal purposes of the Plan are:

(a) to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require;

(b) to promote a proprietary interest in the Corporation and its subsidiaries;

(c) to provide an incentive element in compensation; and

(d) to promote the profitability of the Corporation and its subsidiaries.

2. **Reservation of Shares**

Subject to Section 10 of the Plan, the number of common shares in the capital of the Corporation (the "Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 4,000,000 Common Shares.

3. **Eligibility**

Stock Options shall be granted only to persons, firms or corporations ("Eligible Optionees") who are Directors, Employees, Consultants or Management Company Employees of the Corporation or a subsidiary of the Corporation. Where the Eligible Optionee is an Employee, Consultant or Management Company Employee, the board of directors of the Corporation (the "Board") shall confirm that the Eligible Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a subsidiary of the Corporation prior to any grant of Stock Options.

Stock Options may also be granted to a corporation which is wholly-owned by an Eligible Optionee if the corporation agrees not to effect or permit any transfer of ownership or option of shares of the corporation, nor to issue further shares of any class in the corporation to any other individual or entity as long as any Stock Options granted to the corporation remain outstanding, without the prior written consent of the TSX Venture Exchange. Unless the context otherwise requires, the term Eligible Optionee as used herein, shall include any such corporation.

4. Granting of Stock Options

The Board may from time to time grant Stock Options to Eligible Optionees. At the time a Stock Option is granted, the Board shall determine the number of Common Shares of the Corporation available for purchase under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option. An Eligible Optionee may hold more than one Stock Option at any time, however, at no time shall:

(a) the number of Common Shares reserved for issuance pursuant to Stock Options or pursuant to any other stock purchase or option plans of the Corporation granted to any one Eligible Optionee exceed 5% of the outstanding Common Shares;

(b) the number of Common Shares issued pursuant to Stock Options to any one Eligible Optionee, within a one-year period, exceed 5% of the outstanding Common Shares;

(c) the aggregate number of Stock Options granted to Consultants exceed 2% of the outstanding Common Shares; or

(d) the aggregate number of Stock Options granted to persons employed in Investor Relations Activities exceed 2% of the outstanding Common Shares without the express consent of the TSX Venture Exchange.

Any Stock Options granted to a corporation referred to in Section 3 hereof shall be included in the calculation of the Stock Options held by an Eligible Optionee.

5. Exercise Price

The exercise price (the "Exercise Price") of each Stock Option shall be determined in the discretion of the Board at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" shall mean the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the Stock Option is granted; provided that in the event the Common Shares are not listed on the TSX Venture Exchange but are listed on another stock exchange or stock exchanges, the foregoing reference to the TSX Venture Exchange shall be deemed to be a reference to such other stock exchange, or if more than one, to such one as shall be designated by the Board, and to the extent that the Common Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board in good faith.

6. Term and Exercise Periods

(a) All Stock Options shall be for a term determined in the discretion of the Board at the time of the granting of the Stock Options, provided that no Stock Option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise, a Stock Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Eligible Optionee who holds such Stock Option ceasing to be at least one of a Director, Employee, Management Company Employee or Consultant of the Corporation or a subsidiary of the Corporation. For the purposes of this subsection: (i) an Employee ceases to be an employee of the Corporation on the date of termination of the Employee's services, whether such termination is lawful or unlawful; and (ii) in determining the date of termination of an Employee, any continuing compensation or salary in lieu of notice is to be disregarded.

(b) Unless otherwise determined by the Board at the time of the granting of the Stock Options pursuant to clause 6(c)(iii) below, 1/4 of any Stock Options granted pursuant hereto will vest immediately on their date of grant (the "Grant Date") and another 1/4 of the Stock Options will vest on each of the 6 month, 12 month and 18 month anniversaries of the Grant Date. For greater clarity, unless otherwise determined pursuant to the terms hereof, all Options granted to an Eligible Optionee will be available to exercise and purchase Common Shares on the 18 month anniversary of the Grant Date.

(c) By way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board may, at the time of the granting of the Stock Option or thereafter, determine:

(i) that a Stock Option is exercisable only while the Eligible Optionee remains at least one of a Director, Employee, Management Company Employee or Consultant and for a limited period of time ("Additional Period") after the Eligible Optionee ceases to be at least one of a Director, Employee, Management Company Employee or Consultant (which Additional Period may not exceed 90 days or, in the case of an Eligible Optionee engaged in Investor Relations Activities, 30 days);

(ii) that a Stock Option can be exercisable for an Additional Period or for its remaining term (which Additional Period or remaining term may not exceed one year) after the death, disability or incapacity of an Eligible Optionee;

(iii) that a Stock Option has a longer vesting schedule than that specified in subsection 6(b) above; or

(iv) that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of a person and in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a take-over bid is made for Common Shares of the Corporation, or if any change of control of the Corporation occurs.

7. **<u>Non-Assignability</u>**

Other than a limited right of assignment, subject to the terms upon which the Stock Option is granted, in the event of the death of an Eligible Optionee to allow the exercise of Stock Options by the Eligible Optionee's legal representative, Stock Options shall not be assignable or transferable by the Eligible Optionees.

8. **<u>Payment of Exercise Price</u>**

All shares issued pursuant to the exercise of a Stock Option shall be paid for in full in Canadian funds at the time of exercise of the Stock Option and prior to the issue of the shares. All Common Shares issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

9. **<u>Non-Exercise</u>**

If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever, upon the expiry of the Stock Option pursuant to the terms of its grant or the terms hereof, the shares reserved and authorized for issuance pursuant to such Stock Option shall revert to the Plan and shall be available for other Stock Options. Notwithstanding the foregoing, at no time shall there be outstanding Stock Options exceeding, in the aggregate, the number of Common Shares reserved for issuance pursuant to Stock Options under this Plan.

10. **Adjustment in Certain Circumstances**

In the event:

(a) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends); or

(c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or

(d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares;

then in any such case the Board may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

11. **Expenses**

All expenses in connection with the Plan shall be borne by the Corporation.

12. **Compliance with Laws**

The Corporation shall not be obliged to issue any shares upon exercise of Stock Options if the issue would violate any law or regulation or any rule of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify the TSX Venture Exchange or any other stock exchange on which the shares of the Corporation are listed and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise of Stock Options.

In addition to any resale restrictions that may be applicable under applicable securities laws, all Stock Options and any shares issued on the exercise of Stock Options shall be legended with a four month hold period from the date the Stock Options are granted, as required by the rules of the TSX Venture Exchange.

13. **Disinterested Shareholder Approval**

Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction in the Exercise Price if the Optionee is an Insider of the Corporation at the time of a proposed reduction of the Exercise Price.

14. **Form of Stock Option Agreement**

All Stock Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the TSX Venture Exchange or such other exchange on which the shares of the Corporation are listed from time to time.

15. **Amendments and Termination of Plan**

The Corporation shall retain the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including any stock exchange on which the Corporation's shares are listed. Amendments and termination shall take effect only with respect to Stock Options issued thereafter, provided that they may apply to any Stock Options previously issued with the mutual consent of the Corporation and the Eligible Optionees holding such Stock Options.

16. **Delegation of Administration of the Plan**

Subject to the Ontario *Business Corporations Act* or any other legislation governing the Corporation, the Board may delegate to one or more directors of the Corporation, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

17. **Applicable Law**

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Ontario.

18. **Stock Exchange**

To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options granted pursuant to this Plan is subject to approval of the Plan by the TSX Venture Exchange or other stock exchange upon which the Common Shares are listed, and the Plan shall be subject to the ongoing requirements of such exchange.

File No. 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF UNITED REEF LIMITED FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 17, 2003

The undersigned shareholder(s) of UNITED REEF LIMITED (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Michael D. Coulter, President of the Corporation, or failing him, Marilyn E. Turner, Secretary of the Corporation, or in lieu of the foregoing ______________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 17th day of January, 2003, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. TO VOTE FOR (   ) WITHHOLD FROM VOTING (   ) in the election of directors.
2. TO VOTE FOR (   ) WITHHOLD FROM VOTING (   ) on reappointing Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.
3. TO VOTE FOR (   ) AGAINST (   ) a resolution approving the establishment of a new stock option plan.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the   day of   , 200__.

____
Signature of Shareholder(s)

____
Print Name
(see notes on the back of this page)

NOTES:

(1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 16TH DAY OF JANUARY, 2003.**

(4) **IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.**

(5) If your address as shown is incorrect, please give your correct address when returning the proxy.